3/18/2004

04002037

3/8

SECU[illegible] MMISSION
Washington, D.C. 20549

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST AMERICAN MUNICIPALS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

606 CORPORATE DRIVE
(No. and Street)

LANGHORNE (City) PA (State) 19047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA K. POPRIK 215-504-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANTAS, OHLIGER McGARY + QUINN
(Name – *if individual, state last, first, middle name*)

660 AMERICAN AVE SUITE 101 (Address) KING OF PRUSSIA (City) PA (State) 19406 (Zip Code)

RECEIVED FEB 26 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICIA K. POPRIK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST AMERICAN MUNICIPALS, INC, as of 12/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia K Poprik
Signature

PRESIDENT
Title

Patricia A Walker
Notary Public

Notarial Seal
Patricia A. Walker, Notary Public
Middletown Twp., Bucks County
My Commission Expires June 27 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST AMERICAN MUNICIPALS, INC.

YEAR ENDED DECEMBER 31, 2003

FIRST AMERICAN MUNICIPALS, INC.
YEAR ENDED DECEMBER 31, 2003

CONTENTS

Independent Auditor's Report

Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

We have audited the accompanying balance sheet of First American Municipals, Inc. as of December 31, 2003 and the related statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Municipals, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantas, Ollinger, McGary & Quinn, P.C.

January 16, 2004

FIRST AMERICAN MUNICIPALS, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Cash	$ 826,196
Deposits with clearing organization	50,000
Receivable from broker-dealers and clearing organizations	110,951
Furniture and equipment, net of accumulated depreciation of $28,791	5,327
Other	9,201
	$ 1,001,675

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 122,670
Accounts payable and accrued expenses	189,570
	312,240
Shareholders' equity:	
Common stock, $1 par; authorized 1,000 shares; issued 200 shares; outstanding 151 shares	200
Additional paid-in capital	119,360
Retained earnings	647,933
	767,493
Less common stock held in treasury, 49 shares, at cost	(78,058)
	689,435
	$ 1,001,675

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

Revenues:	
Trading/selling group	$ 1,101,778
Management fees	293,690
Financial advisory fees	453,750
Interest	4,994
Other	13,848
	1,868,060
Expenses:	
Employee compensation and benefits	1,061,939
Clearing and regulatory fees	39,212
Contributions	23,735
Depreciation	2,482
Dues and subscriptions	24,357
Equipment rental	22,121
Insurance	73,839
Office supplies and expense	23,375
Professional fees	11,660
Rent	29,880
Telephone	15,765
Travel and entertainment	50,075
Underwriting	65,627
Utilities	2,010
	1,446,077
Income before state and city income taxes	421,983
State and city income taxes	50,890
Net income	$ 371,093

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common stock		Additional	Retained	Treasury
	Shares	Amount	paid-in capital	earnings	stock
Balance, January 1, 2003	200	$ 200	$ 119,360	$ 432,840	$ (78,058)
Distributions				(156,000)	
Net income				371,093	
Balance, December 31, 2003	200	$ 200	$ 119,360	$ 647,933	$ (78,058)

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net income	$ 371,093
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,482
Change in operating assets and liabilities:	
(Increase) decrease in:	
Deposits with clearing organization	29
Accounts receivable from broker-dealers and clearing organizations	(101,724)
Increase in:	
Payable to broker-dealers and clearing organizations	122,670
Accounts payable and accrued expenses	46,830
Net cash provided by operating activities	441,380
Net cash used in investing activities, purchases of furniture and equipment	(2,750)
Net cash used in financing activities, distributions paid	(156,000)
Net increase in cash	282,630
Cash, beginning	543,566
Cash, ending	$ 826,196
Supplemental disclosure of cash flow information, cash paid during the year for income taxes	$ 26,743

The accompanying notes are an integral part of these financial statements.

1. Description of the business and summary of significant accounting policies:

Description of the business:

First American Municipals, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania to conduct business as a broker-dealer of municipal securities and a provider of a full range of investment banking, financial and investment advisory services.

Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment and depreciation:

Furniture and equipment are stated at cost. The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets using the straight-line method.

Income taxes:

The shareholders have elected to be taxed under the "S" corporation provisions of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made. The shareholders include corporate income on their personal federal income tax returns. Provisions for state and city income taxes have been made to the extent applicable states and cities do not recognize "S" corporation status, or the shareholders have not elected "S" corporation status.

2. Pension plan:

The Company maintains a simplified employee pension plan covering substantially all employees who have completed three years of service with the Company. Contributions are made at the discretion of the Board of Directors and are limited to a maximum of 25% of eligible compensation. Pension plan expense was $128,250 in 2003.

3. Commitments:

The Company leases office space in Langhorne, Pennsylvania under an operating lease agreement which expires in 2004. The Company also leases office space and computer equipment in New York.

The New York office space lease is a noncancelable operating lease with a term of five years which expires in 2007. In addition to base rent, the Company will pay its pro-rata share of real estate taxes and assessments and sewer and water rents to the extent such taxes, assessments and rents exceed the base year amount. The New York computer equipment lease is an operating lease agreement which expires in 2007.

Future minimum lease payments under these leases are:

Year ended December 31,	Amount
2004	$ 51,900
2005	29,300
2006	27,600
2007	4,600
	$ 113,400

Rent expense for all operating leases was $52,001 in 2003.

4. Credit risk:

The Company places its cash with high quality financial institutions. At December 31, 2003, the Company had $40,275 in a business checking account in one bank, and $785,921 in an overnight repurchase account in a second bank.

5. Net capital:

Pursuant to the net capital requirement provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $674,907. Minimum net capital as required by Rule 15c3-1 was $100,000 at December 31, 2003.

The Company's ratio of aggregate indebtedness to net capital was .46 to 1 at December 31, 2003.

6. Exemption:

Pursuant to the reserve requirement provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, First American Municipals, Inc. claims exemption (k)(2)(ii).

FIRST AMERICAN MUNICIPALS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net capital:	
Total shareholders' equity	$ 689,435
Total shareholders' equity qualified for net capital	689,435
Less:	
Deductions and/or charges:	
Furniture and equipment, net	5,327
Other assets	9,201
Net capital before haircuts	674,907
Haircuts	- 0 -
Net capital	$ 674,907
Aggregate indebtedness:	
Items included on balance sheet:	
Payable to broker-dealers and clearing organizations	$ 122,670
Accounts payable and accrued expenses	189,570
Total aggregate indebtedness	$ 312,240
Computation of basic net capital requirements:	
Minimum net capital required	$ 100,000
Excess net capital	$ 574,907
Excess net capital at 1,500%	$ 654,091
Excess net capital at 1,000%	$ 643,683
Ratio: aggregate indebtedness to net capital	.46:1

Reconciliation with Company's computation (included in Part II of Form X17a-5 as of December 31, 2003):

There are no differences between the Company's computation of net capital under Rule 15c3-1 included in its unaudited FOCUS report as of December 31, 2003 and the computation made above.